SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.  )*

HearUSA, Inc.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
422360305
(CUSIP Number)
Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
Attention: Richard Rofé
Tel: 516.466.5258
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	422360305	Page	2	of	13

NAME OF REPORTING PERSONS
1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arcadia Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,320,086*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,320,086*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,320,086*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Represents the shares held directly by the Fund as of March 2, 2011.

2

CUSIP No.	422360305	Page	3	of	13

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arcadia Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,320,086*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,320,086*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,320,086*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%*

14	TYPE OF REPORTING PERSON

OO
* Represents the shares held directly by the Fund as of March 2, 2011.

3

CUSIP No.	422360305	Page	4	of	13

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.D. Sass FinStrat Arcadia Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF BOX DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,320,086*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,320,086*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,320,086*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%*

14	TYPE OF REPORTING PERSON

OO
* Represents the shares held directly by the Fund as of March 2, 2011.

4

ITEM 1. Security and Issuer.
     The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.10 per share (the “Common Stock”), of HearUSA, Inc., a Delaware corporation (the “Company” or the “Issuer”), with its principal executive offices located at 1250 Northpoint Parkway, West Palm Beach, Florida 33407.
ITEM 2. Identity and Background.
     (a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Arcadia Opportunity Master Fund, Ltd., a Cayman Islands exempted company with limited liability (the “Fund”); (2) Arcadia Capital Advisors, LLC, a Delaware limited liability company (the “Investment Manager”); and (3) M.D. Sass FinStrat Arcadia Capital Holdings, LLC, a Delaware limited liability company (the “Managing Member”). The Investment Manager serves as the investment manager of the Fund. The Managing Member serves as the managing member of the Investment Manager.
     The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles and accounts. The principal business of the Managing Member is serving as the managing member of the Investment Manager.
     Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the “Directors and Officers”).
     (d)—(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration
     The funds used by the Fund to acquire the 2,320,086 shares of Common Stock reported herein were from working capital of the Fund, and the amount of funds totaled in the aggregate approximately $1,942,883.
Page 5 of 13 pages

ITEM 4. Purpose of Transaction.
     The Reporting Persons’ primary interest is to maximize the value of their investment. To this end, the Reporting Persons intend continually to review the Company’s business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. Based on such evaluation and review and other factors (including, without limitation, the attitude of the Board of Directors and management of the Company), the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to its investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include seeking additional representation on the Board of Directors of the Company, making recommendations to members of management concerning various business strategies, other strategic partnerships, dividend policies and other matters, seeking to acquire control of the Company through a merger, proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate. Such actions may involve the purchase of additional Common Stock or, alternatively, may involve the sale of all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.
     Messrs. Richard S. Rofé and James H. Dennedy, as Members, direct the operations of Arcadia Advisors. Neither Messrs. Rofé nor Dennedy directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Messrs. Rofé and Dennedy may be deemed to beneficially own the shares beneficially owned by Arcadia Fund. Each of Mr. Rofé and Dennedy disclaim beneficial ownership of the shares of Common Stock directly owned by Arcadia Fund, except to the extent of his respective pecuniary interest in such securities pursuant to Section 13 of the Act.
     Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
     (a) As of March 3, 2011, the date of the filing of this Statement, the Fund directly owns 2,320,086 shares of Common Stock, representing 5.1% of all of the Issuer’s outstanding Common Stock (the Investment Manager and the Managing Member may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund; each disclaims beneficial ownership of such shares).
     As of February 28, 2011, the date upon which the beneficial ownership of the group described herein exceeded 5% of all of the Issuer’s outstanding Common Stock, the Fund directly owned 2,230,000 shares of Common Stock, representing 5.0% of all of the Issuer’s outstanding Common Stock (the Investment Manager and the Managing Member may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund; each disclaims beneficial ownership of such shares).
     The foregoing percentages are based on 45,447,433 shares of Common Stock outstanding as of November 5, 2010, as reported on the Issuer’s Form 10-Q filed on November 9, 2010.
     (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 2,320,086 shares of Common Stock directly owned by the Fund.
     (c) Except as set forth on Schedule II hereto, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the sixty (60) days prior to the filing of this Statement.
Page 6 of 13 pages

     (d) Not applicable.
     (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement
Page 7 of 13 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 3, 2011

RICHARD ROFÉ ARCADIA CAPITAL ADVISORS, LLC ARCADIA OPPORTUNITY MASTER FUND, LTD.
By:	/s/ Richard Rofé
Richard Rofé as Managing Director of the
Investment Manager (for itself and on behalf of the Fund)

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC
By:	/s/ Phil Sivin
Phil Sivin, Authorized Signatory

Page 8 of 13 pages

SCHEDULE I
The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.
FUND DIRECTORS
Ramona Komal Bowry (UK/British citizen)
Grand Pavilion Commercial Building
PO Box 10250
Suite #7
802 West Bay Road, Grand Cayman, KY1-1003, Cayman Islands
Ms. Bowry serves as an independent director for various investment vehicles, under the employment of A.R.C. Directors Ltd. (a provider of independent directors)
Alan John Tooker (UK/British citizen)
Grand Pavilion Commercial Building
PO Box 10250
Suite #7
802 West Bay Road, Grand Cayman, KY1-1003, Cayman Islands
Mr. Tooker serves as an independent director for various investment vehicles, under the employment of A.R.C. Directors Ltd. (a provider of independent directors)
FUND EXECUTIVE OFFICERS
None.
Page 9 of 13 pages

SCHEDULE II
The following Reporting Persons effected the following transactions within the 60 days prior to the filing of this Statement, all on the open market:
Arcadia Opportunity Master Fund, Ltd.

		Number of	Price
Date	Buy/Sell	Shares	per Share
3/2/11	Buy	50,086	$0.522
3/1/11	Buy	40,000	$0.524
2/28/11	Buy	37,815	$0.59
2/24/11	Buy	30,518	$0.49
2/23/11	Buy	1,200	$0.48
2/18/11	Buy	467	$0.49
2/14/11	Buy	20,047	$0.50
2/11/11	Buy	28,986	$0.497
2/10/11	Buy	10,967	$0.51
2/8/11	Buy	19,091	$0.51
2/7/11	Buy	5,909	$0.51
2/4/11	Buy	25,000	$0.51
2/3/11	Buy	13,399	$0.54
2/2/11	Buy	300	$0.51
2/1/11	Buy	1,228	$0.51
1/31/11	Buy	9,973	$0.51
1/28/11	Buy	39,525	$0.507
1/27/11	Buy	35,575	$0.529
1/26/11	Buy	50,000	$0.53
1/25/11	Buy	32,522	$0.58
1/24/11	Buy	172,082	$0.576
1/21/11	Buy	188,500	$0.562
1/20/11	Buy	150,000	$0.54
1/19/11	Buy	145,500	$0.57
1/18/11	Buy	170,600	$0.695
1/14/11	Buy	40,796	$0.90
1/13/11	Buy	26,788	$0.898
1/12/11	Buy	19,746	$0.878
1/11/11	Buy	24,551	$0.89
1/10/11	Buy	7,352	$0.90
Page 10 of 13 pages

		Number of	Price
Date	Buy/Sell	Shares	per Share
1/6/11	Buy	7,995	$0.90
1/4/11	Buy	5,643	$0.90
1/3/11	Buy	2,700	$0.89
12/31/10	Buy	5,225	$0.908
12/30/10	Buy	66,561	$0.873
12/29/10	Buy	1,600	$0.88
12/28/10	Buy	75,543	$0.887
12/27/10	Buy	21,296	$0.88
12/23/10	Buy	25,000	$0.877
12/21/10	Buy	20,750	$0.89
12/20/10	Buy	6,050	$0.89
12/17/10	Buy	6,300	$0.89
12/16/10	Buy	1,900	$0.90
12/15/10	Buy	25,000	$0.91
12/14/10	Buy	7,571	$0.92
12/13/10	Buy	3,331	$0.92
12/10/10	Buy	12,798	$0.93
12/8/10	Buy	100	$0.92
12/7/10	Buy	6,100	$0.95
12/3/10	Buy	100	$0.95
12/2/10	Buy	10,000	$0.97
11/30/10	Buy	5,000	$1.048
11/30/10	Buy	10,801	$1.00
11/29/10	Buy	1,400	$1.00
11/24/10	Buy	5,299	$0.99
11/23/10	Buy	5,000	$1.00
11/19/10	Buy	7,500	$1.00
11/17/10	Buy	7,716	$1.00
11/16/10	Buy	7,184	$1.00
11/12/10	Buy	12,034	$1.03
Page 11 of 13 pages

EXHIBIT INDEX

Exhibit No.	Document
1.	Joint Filing Agreement
Page 12 of 13 pages

Exhibit 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.10 per share, of HearUSA, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.
Dated: March 3, 2011

RICHARD ROFÉ ARCADIA CAPITAL ADVISORS, LLC ARCADIA OPPORTUNITY MASTER FUND, LTD.
By:	/s/ Richard Rofé
Richard Rofé as Managing Director of the
Investment Manager (for itself and on behalf of the Fund)

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC
By:	/s/ Phil Sivin
Phil Sivin, Authorized Signatory

Page 13 of 13 pages